UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-33447

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address to its principal executive office:

AECOM TECHNOLOGY CORPORATION

555 South Flower Street, Suite 3700

Los Angeles, California  90071

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AECOM TECHNOLOGY CORPORATION RETIREMENT & SAVINGS PLAN

Dated: June 27, 2008	By:	/s/ Stephanie A. Hunter
Stephanie A. Hunter
Senior Vice President, Chief Administrative Officer and Corporate Secretary, Chairperson, Americas Stock and Pension Committee AECOM Technology Corporation

AECOM Technology Corporation
Retirement & Savings Plan

Financial Statements as of
December 31, 2007 and 2006
and for the Year Ended December 31, 2007,
Supplemental Schedule as of December 31, 2007 and
Report of Independent Registered Public Accounting Firm

AECOM TECHNOLOGY CORPORATION
RETIREMENT & SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

AECOM Technology Corporation Retirement & Savings Plan

We have audited the accompanying statements of net assets available for benefits of AECOM Technology Corporation Retirement & Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic 2007 financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the basic 2007 financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

/s/ J.H. Cohn LLP

San Diego, California
June 27, 2008

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2007 AND 2006

	2007	2006

ASSETS:
Investments—at fair value (Notes B, C and D)	$1,187,081,578	$815,088,185
Loans to participants (Note A)	7,159,733	5,178,066

Total investments	1,194,241,311	820,266,251

Receivables:
Employer contributions	577,156	155,920
Employee contributions	1,953,149
Accrued income	3,129	3,382

Total receivables	2,533,434	159,302

Total assets	1,196,774,745	820,425,553

LIABILITIES—Accrued expenses	297,499	336,741

Net Assets Available for Benefits - at fair value	1,196,477,246	820,088,812

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	325,546	155,713

Net Assets Available for Benefits	$1,196,802,792	$820,244,525

See notes to financial statements.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2007

2007

ADDITIONS:
INVESTMENT INCOME (Note C)
Net appreciation in fair value of investments	$251,978,368
Interest and dividends	43,419,031
Net investment income	295,397,399

CONTRIBUTIONS (Note A):
Employer	20,009,677
Employee	67,695,118
Total contributions	87,704,795

Total additions	383,102,194

DEDUCTIONS:
Benefits paid to participants (Notes A and E)	(127,769,476)
Administrative expenses (Note B)	(232,664)

Total deductions	(128,002,140)

NET INCREASE PRIOR TO TRANSFERS	255,100,054

TRANSFERS DUE TO PLAN MERGERS (Note A)	121,458,213

NET INCREASE	376,558,267

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	820,244,525

End of year	$1,196,802,792

See notes to financial statements.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2007

A.       DESCRIPTION OF THE PLAN

The following brief description of the AECOM Technology Corporation Retirement & Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General—The Plan is a defined contribution plan that was established to provide benefits to eligible employees of AECOM Technology Corporation (“AECOM” or the “Company”) and various subsidiaries meeting certain age and employment requirements. The Plan is administered by the Americas Stock and Pension Committee appointed by the AECOM Board of Directors. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Plan Components—The Plan is intended to qualify as a defined contribution plan (and an eligible individual account plan, as defined in Section 407(d)(3) of ERISA) which is qualified and exempt from taxation under Section 401(a) and 501(a) of the Internal Revenue Code (the “Code”) and is intended to qualify as a profit sharing plan which may, but need not, invest up to 100% in shares of stock of the Company which meet the requirements for “qualifying employer securities” under Section 407(d)(5) of ERISA. Assets of the Plan, except for AECOM common and preferred shares, are held by Fidelity Management Trust Company (the “Trustee”), and assets comprising of AECOM common and preferred shares are held by U.S. Trust Company, National Association (the “Trustee”).

Each participant is entitled to exercise voting rights attributable to the Company shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.  The Trustee, at its discretion, is permitted to vote for any share for which instructions have not been given by a participant, and any unallocated shares.

Employee Contributions:

After-Tax Contributions – Participants may elect to make after-tax contributions in percentages from 0.5% to 31% of compensation.

Tax-Deferred Contributions – Participants may elect to make tax-deferred contributions in percentages from 0.5% to 31% of compensation.

Roth Contributions – Effective January 1, 2007, the Plan was amended so that participants may elect to make Roth contributions in percentages from 0.5% to 31% of compensation.

The total of all participant contributions is limited to 31% of employee compensation.

During the 2007 plan year, the Plan limited the contributions made by highly compensated employees to 8% of eligible compensation.

Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing rollovers from other qualified plans.

Participant Accounts—An account is maintained for each participant, which is credited with the participant’s contributions and rollovers, the Company match, and allocations of the earnings, and charged with allocations of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2007

A.       DESCRIPTION OF THE PLAN (continued)

Employer Contributions—Effective January 1, 2007, the Plan was amended and as a result, participant pre-tax, Roth and after-tax contributions made to the Plan up to 6% of eligible compensation are matched 50% by the Company. The Company’s match is allocated 50% to the participant’s selected investment allocations and 50% to Company common stock. A discretionary supplemental matching contribution was provided to non-highly compensated employees for all contributions in excess of 6% if the participant chose to invest the contributions in Company common stock. The supplemental match from January 1, 2007 to September 30, 2007 was 18% and the supplemental match from October 1, 2007 to December 31, 2007 was 10%.

As a result of a Plan amendment to accept new participating companies in 2006 and 2007, certain participating companies have special matches as follows:

For participants who were employed by PADCO, Inc., the Company contributed Company common stock equal in value to an additional 7% of the participant’s Company common stock deferrals and stepovers until March 31, 2007.

For participants who were employed by Korve Engineering, Inc., the Company contributed Company common stock equal in value to 18% of the amounts each participant transferred from the Korve Engineering, Inc. 401(k) Savings Plan to the Company common stock fund.

For participants who were employed by Egis-Semaly, Inc., the Company contributed Company common stock equal in value to 18% of the amounts each participant transferred from the Egis-Semaly, Inc. 401(k) Savings Plan to the Company common stock fund.

For participants who were employed by Olivia Chen Consultants, the Company is contributing Company common stock equal in value to 25% of the participant’s rollover contributions allocated to the Company common stock fund made during the period from April 1, 2007 to March 31, 2008.

For participants who were employed by Sycamore Associates, the Company is contributing Company common stock equal in value to 25% of the participant’s rollover contributions allocated to the Company common stock fund made during the period from April 1, 2007 to March 31, 2008.

For participants who were employed by Hayes, Seay, Mattern & Mattern, Inc., the Company contributed Company common stock equal in value to 25% of the amounts each participant transferred from the Hayes, Seay, Mattern & Mattern, Inc. Savings and Security Plan to the Company common stock fund.  In addition, the Company is contributing Company common stock equal in value to 25% of the participant’s deferrals allocated to Company common stock made during the period from April 1, 2007 to March 31, 2008.

For participants who were employed by STS Consultants, Ltd., the Company contributed Company common stock equal in value to 25% of the amounts each participant transferred from the STS 401(k) Savings Plan to the Company common stock fund, at a price of $15.41 per share.

In addition, the Plan was amended to eliminate the Company’s matching on participant rollovers and transfers after April 1, 2007.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2007

A.       DESCRIPTION OF THE PLAN (continued)

Vesting—Participants’ contributions and rollovers and the earnings thereon are at all times vested in such participants’ accounts. A participant is 100% vested in any Company matching contributions after three years of credited service (0% up to three years) or upon attaining age 65, becoming disabled or deceased while employed at the Company. Vesting of Company contributions and earnings thereon are based on years of continuous service. At the time of termination, any unvested employer contributions are applied to a forfeiture account within the Plan. These unvested forfeited Company contributions are accumulated in the forfeiture account and are available to reduce subsequent Company contributions.

Loans to Participants—Active participants may obtain loans from the Plan with the consent of the Plan administrator. The minimum loan amount permitted is $1,000; the maximum is the lesser of $50,000 or 50% of the participant’s vested account balance. The interest rates are no less than 1% over the prime rate as provided by Fidelity Investments. The repayment period of such loans cannot exceed five years, unless the proceeds are used to buy the participant’s principal residence, in which case longer terms, up to 20 years, are allowed. These loans are secured by a promissory note from the participant and his or her vested interest in the Plan. A loan in default becomes a distribution and is considered a taxable event subject to all taxes and penalties applicable to such distributions.

Distributions—No distributions are made until a participant terminates employment, becomes disabled, dies or turns age 59-1/2 (in the event of death, payment shall be made to his or her beneficiary or, if none, to his or her legal representatives). Distributions are made in one single lump-sum in-kind distribution.

Participants who are grandfathered under the AECOM Technology Corporation Pension Plan, and have elected to invest their employee contributions and Company matches in the Retirement Benchmark Fund, may elect to transfer the balance in their Retirement Benchmark Fund to the AECOM Technology Corporation Pension Plan for subsequent distribution under the options offered by the AECOM Technology Corporation Pension Plan. Effective January 1, 2007, the Plan was amended to no longer allow contributions to be allocated to the Retirement Benchmark Fund.

Transfers Due to Plan Mergers:

On February 1, 2007, assets in the amount of $1,086,766 related to the participants’ accounts AECOM Contract Employee 401(k) Plan of Fort Polk were transferred to the Plan.

On March 23, 2007, assets in the amount of $1,253,117 related to participants’ accounts of the employees of Egis-Sermaly, previously held in another plan, were transferred to the Plan.

On April 13, 2007, assets in the amount of $35,629,209 related to participants’ accounts of the employees of Hayes, Seay, Mattern & Mattern, previously held in another plan, were transferred to the Plan.

On April 18, 2007, assets in the amount of $3,812,135 related to participants’ accounts of the employees of Korve Engineering Incorporated, previously held in another plan, were transferred to the Plan.

On August 1, 2007, assets in the amount of $34,569,291 related to participants’ accounts of the employees of STS Consultants, Ltd., previously held in another plan, were transferred to the Plan.

On September 28, 2007, assets in the amount of $45,107,695 related to participants’ accounts of the employees of The RETEC Group, Inc., previously held in another plan, were transferred to the plan.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2007

B.       SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investments Valuation and Income Recognition—Investments held by the Plan are stated at fair value. Fair value of common stock of AECOM through May 9, 2007 was determined quarterly by independent appraisers. As of May 10, 2007 when the Company became a publicly traded company and for periods subsequent to that date, the fair value of AECOM stock was based on publicly quoted market prices. Fair value of mutual funds is based on quoted market prices. Investments in common/collective trusts are stated at net asset value of the applicable fund as determined by Fidelity Investments, a related entity to Fidelity Management Trust Company, by reference to the market prices of fund portfolios. Loans to participants are valued at the outstanding loan balances and temporary investments are carried at cost, which approximates fair value. Distributions of common stock of AECOM through May 9, 2007 were generally valued and recorded at the appraised value from the quarter preceding the date of distribution. The cost of investments sold or distributed is determined on the basis of average cost for each participant. Purchases and sales of securities are reflected on the trade date. Dividends are recorded on the ex-dividend date. Dividend rates on preferred stock of AECOM are determined annually by an internal appraiser and dividends are recorded when earned. Interest income is recorded as earned.

Payment of Benefits—Benefits are recorded when paid.

Administrative Expenses—Certain fees for trustee and other services are paid by AECOM. The Plan is not charged for administrative services performed on its behalf by AECOM.

Recently Issued Accounting Pronouncements—In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157).  SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with Generally Accepted Accounting Principles (“GAAP”), and expands disclosures about fair value measurements. The provisions of SFAS 157 will be effective for the year ending December 31, 2008. The Plan is currently evaluating the potential impact of the provisions of SFAS 157 on its financial statements.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2007

C.       INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006 are as follows:

	2007	2006

*AECOM Technology Corporation Common Stock	$460,890,982	$338,163,759
Fidelity Growth & Income Fund	95,925,223	99,594,767
Fidelity Growth Company Fund	64,176,543	42,784,661
Fidelity Retirement Government Money Market	81,654,872	26,595,666
Fidelity Balanced Fund	67,270,982	40,176,572

*Portion of investments are non-participant directed.

During the year ended December 31, 2007, the Plan’s appreciation in fair value of investments was as follows:

Realized gains	$149,699,278
Unrealized gains	102,279,090
$251,978,368

During the year ended December 31, 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value, as follows:

AECOM common stock	$264,042,675
Mutual funds	(12,064,307)

Net appreciation in fair value	$251,978,368

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2007

D.       NONPARTICIPANT-DIRECTED INVESTMENTS

A portion of the investments in AECOM common and preferred stock is nonparticipant directed. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows as of December 31, 2007 and 2006 and for the year ended December 31, 2007:

	2007	2006

Net assets—AECOM common stock	$130,413,906	$107,220,900
Net assets—AECOM preferred stock	224,410	289,379

	$130,638,316	$107,510,279

Changes in net assets:
Net appreciation in fair value of investments	$36,595,409
Employer contributions	3,903,686
Dividends	1,117,650
Administrative expenses	(7,598)
Benefits paid to participants	(18,481,110)

Net change	23,128,037

Net assets of nonparticipant-directed investments—beginning of year	107,510,279

Net assets of nonparticipant-directed investments—end of year	$130,638,316

E.       BENEFITS PAYABLE

Net assets available for benefits at December 31, 2007 include $171,127 for participants who have withdrawn from the Plan and have requested distribution of benefits, but have not yet been paid.

F.       RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of common and preferred stock of AECOM.  AECOM is the Plan sponsor as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.  The Plan also holds mutual funds and temporary investments managed by U.S. Trust Company, National Association and Fidelity Management Trust Company, and their affiliates, and these transactions also qualify as party-in-interest transactions.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2007

G.       PLAN TERMINATION

Although it has not expressed any intent to do so, AECOM has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

H.       TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 30, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. The Plan has filed an amended plan document with the Internal Revenue Service and has requested a new determination letter which is pending.

I.        RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term, and that such change could materially affect participant’s account balances and the amounts reported in the financial statements. The Plan’s exposure to a concentration of risk is limited by the diversification of investments across various participant-directed investment options.  Additionally, the investments within each participant-directed investment option are further diversified into varied financial instruments, with the exception of the AECOM Stock Fund, which principally invests in a single security.

J.       SUBSEQUENT EVENTS

Effective as of January 1, 2008, U.S. Trust, National Association appointment as Trustee for AECOM common stock was terminated and Fidelity Management Company became the successor of the AECOM common stock. Thereafter, assets comprising of Company preferred shares continue to be held by U.S. Trust Company, National Association.

Effective July 1, 2008, the plan assets of Economics Research Associates Cash and Deferred Profit Sharing Trust Plan will be transferred to the Plan.

The Company acquired The Services Group, Inc. and Boyle Engineering Corporation on January 9, 2008 and March 31, 2008, respectively. The plan assets of the two companies will be transferred to the Plan after June 30, 2008.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2007

		(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date,			(e)
	Borrower, Lessor,	Rate of Interest, Collateral,	(d)		Current
(a)	or Similar Party	Par or Maturity Value	Cost		Value

*	AECOM Technology Corporation***	Common Stock—16,131,991 shares	$164,049,365		$460,890,982
*	AECOM Technology Corporation***	Preferred Stock	4,008,820		4,008,820
*	U.S. Trust Company, National Association	Market Rate Account		**	811,345
*	Fidelity Investments	Growth & Income Fund		**	95,925,223
*	Fidelity Investments	Growth Company Fund		**	64,176,543
*	Fidelity Investments	Retirement Government Money Market		**	81,654,872
*	Fidelity Investments	Managed Income Portfolio		**	29,955,917
*	Fidelity Investments	Balanced Fund		**	67,270,982
*	Fidelity Investments	Retirement Benchmark		**	22,003,763
*	Fidelity Investments	Spartan US Equity Index		**	33,527,178
*	Fidelity Investments	Real Estate		**	17,182,004
*	Fidelity Investments	Freedom Income		**	1,932,870
*	Fidelity Investments	Freedom 2000		**	716,515
*	Fidelity Investments	Freedom 2010		**	9,745,478
*	Fidelity Investments	Freedom 2020		**	18,306,366
*	Fidelity Investments	Freedom 2030		**	14,584,023
*	Fidelity Investments	Freedom 2040		**	6,697,669
*	Fidelity Investments	Fidelity Low Pr Stk		**	26,576,863
	Baron	Growth Fund		**	29,737,863
	Neuberger Berman	Fasciano Invt		**	1,167,072
	Vanguard	Explorer Adm		**	7,540,411
	American Funds	EuroPacific Growth R4		**	48,908,466
	Dodge & Cox	International Stock		**	43,176,353
	Harbor Fund	Small Cap Value		**	7,287,320
	Neuberger Berman	Socially Responsive Fund Investor		**	3,823,570
*	Fidelity Investments	Western Asset Core Plus Bond FI		**	30,107,598
	Oakmark	Fund I		**	21,232,605
*	Fidelity Investments	Brokeragelink		**	17,683,527
	Touchstone	Sands Capital Select Growth Y		**	20,449,380
*	Loans to participants	Loans to participants with maturities ranging from 2007 to 2024 and interest rates ranging from 4% to 10.5%		**	7,159,733

	Total investments				$1,194,241,311

*	Party-in-interest
**	Cost information not required for participant directed investments
***	A portion of this investment is non-participant directed

See Report of Independent Registered Public Accounting Firm.